

January 26, 2024

Michael Hand
Interim Chief Financial Officer
Vince Holding Corp.
500 5th Avenue — 20th Floor
New York , New York 10110

> **Re: Vince Holding Corp.**
> **Form 10-K for Fiscal Year Ended January 28, 2023**
> **Filed April 28, 2023**
> **Form 10-Q for Quarterly Period Ended October 28, 2023**
> **Filed December 7, 2023**
> **File No. 001-36212**

Dear Michael Hand:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 28, 2023

Condensed Consolidated Statements of Cash Flows, page 8

1. Please tell us if any capitalized PIK interest is included in any repayment of borrowings reported in the financing section of this statement for either the nine months ended October 28, 2023 or fiscal year ended January 28, 2023.

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 1. Description of Business and Basis of Presentation
F. Recent Transactions
Sale of Vince Intellectual Property, page 10

2. You sold the intellectual property of Vince, LLC ("Licensed Property") with carrying value of $69,957 for aggregate consideration of $102,000 and recognized a gain of

$32,043 in the current period ended. We note simultaneous with this transaction you entered into a license agreement for the Licensed Property for an initial period of ten years. With regard to these transactions, please tell us:

- The business purpose of these transactions.
- If any of the parties to the transactions are associated/affiliated with you in any way.
- How you determined recognition of the total gain in the current period. Include citation of applicable guidance in your response.
- What consideration was given to treating these transactions akin to a sale/leaseback in which the gain would be recognized over the term of the license agreement. Refer to the guidance in ASC 842-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services